Exhibit 99.1

Global Engine Group Holding Limited Acquires 22.5% Stake in Corpotech Holdings Limited, a Hong Kong Data Centre Operator

Hong Kong, Dec. 30, 2024 (GLOBE NEWSWIRE) -- Global Engine Group Holding Limited (the “Company” or “GLE”), a Hong Kong-headquartered integrated solutions provider in information communication technologies (“ICT”), today announced that the Company, through its wholly owned subsidiary Global Engine Holdings Limited, has completed the acquisition of a 22.5% stake in Corpotech Holdings Limited, which, through its wholly owned subsidiary Corpotech Limited, owns a 9,627 sq.ft data center in Tsing Yi, Hong Kong, for a total consideration of $2.25 million. The Company believes this strategic investment positions GLE to capitalize on the burgeoning data managed services sector in Hong Kong.

Andrew Lee, CEO, Chairman and Director of the Company commented: “The market is anticipated to generate colocation revenue of $732.5 million in 2024, with projections reaching $1.37 billion by 2029, reflecting a compound annual growth rate (CAGR) of 13.36% during this period. This investment in the Tsing Yi data center strategically positions GLE to leverage these promising opportunities and drive innovation within the sector.”

“This acquisition not only strengthens our foothold in the rapidly expanding data center market in Hong Kong but also enhances our capacity to deliver comprehensive data managed services to our clients. The growing ties between Hong Kong and mainland cities in the Guangdong-Hong Kong-Macao Greater Bay Area are driving significant demand for secure data center services. This presents exceptional growth opportunities for Hong Kong’s data center operators, especially in cloud computing, e-commerce, IoT, and logistics. Moreover, the mainland’s push for internationalization in the information sector further boosts this demand.”

According to a research report by Mordor Intelligence, the Hong Kong data center market is poised for significant growth, with total market capacity projected to increase from 0.95 thousand MW in 2024 to 1.78 thousand MW by 2029. GLE is excited to be a market player during this transformation.

About Global Engine Group Holding Limited

Global Engine Group Holding Limited is an integrated solutions provider that operates via a wholly-owned subsidiary incorporated in Hong Kong to deliver (i) ICT solution services which include the cloud platform deployment, IT system design and configuration, maintenance, data center colocation and cloud services; (ii) technical services which include the technical development, support, and outsourcing services for data center and cloud computing infrastructure, mobility and fixed network communications, as well as IoT projects; and (iii) project management services which enhances productivity and collaboration management and enables successful implementations and adoption of solutions for customers, to drive business outcomes and innovation for its customers. GLE’s target customer groups include: (i) small to medium-sized telecom operators and ICT service providers seeking expansion in Hong Kong and the South East Asian market; (ii) data center and cloud computing services providers; and (iii) Internet-of-things (“IoT”) solutions providers. For more information, please visit: www.globalengine.com.hk; ir.globalengine.com.hk/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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